Filed Pursuant to Rule 424(b)(3)

Registration No. 333-182326

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated July 20, 2012,

Prospectus Supplement No. 1 dated August 3, 2012,

Prospectus Supplement No. 2 dated August 14, 2012 and

Prospectus Supplement No. 3 dated November 21, 2012)

GRANDPARENTS.COM, INC.

19,775,632 SHARES OF COMMON STOCK

This Prospectus Supplement No. 4 (this “Supplement”) supplements the Prospectus dated July 20, 2012, the Prospectus Supplement No. 1 dated August 3, 2012, the Prospectus Supplement No. 2 dated August 14, 2012 and the Prospectus Supplement No. 3 dated November 21, 2012 (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-182326). This Supplement and the Prospectus relate to the resale by the selling security holders identified in the Prospectus (the “Selling Security Holders”) of up to 19,775,632 shares of common stock, par value $.01 per share (“Common Stock”), of Grandparents.com, Inc. (the “Company”) including (i) up to 12,897,172 shares of Common Stock (the “Investor Shares”) issued upon conversion of the Company’s Series B Convertible Preferred Stock, par value $.01 per share, issued pursuant to the Company’s private placement completed on February 23, 2012, (ii) up to 5,588,749 shares of Common Stock (the “Advisory Warrant Shares”) issuable upon the exercise of warrants (the “Advisory Warrants”) issued to the Company’s investment banking advisor as partial compensation for its services in connection with the asset contribution transaction completed on February 23, 2012 and to the investment banking advisor’s assignees, and (iii) up to 1,289,711 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Advisory Warrant Shares, the “Warrant Shares”) issuable upon the exercise of warrants (the “Placement Agent Warrants” and, together with the Advisory Warrants, the “Warrants”) issued to the Company’s placement agent as partial compensation for its services in connection with the Company’s private placement completed on February 23, 2012 and to the placement agent’s assignees. The Investor Shares and the Warrant Shares (collectively, the “Shares”) are being offered by the Selling Security Holders.

The Company is not selling any of the Shares and, as a result, it will not receive any proceeds from the sale of the Shares covered by the Prospectus and this Supplement other than proceeds in the event that some or all of the Warrants held by the Selling Security Holders are exercised for cash. All of the net proceeds from the sale of the Shares will go to the Selling Security Holders.

This Supplement contains the Current Report on Form 8-K dated December 7, 2012 filed by the Company with the Securities and Exchange Commission on December 13, 2012 and updates, amends and supplements the information included or incorporated by reference in the Prospectus. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement. If there is any inconsistency between the information in this Supplement and the Prospectus, you should rely on the information in this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in the Shares involves a high degree of risk. You should carefully consider the risk factors beginning on page 3 of the Prospectus before purchasing any Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is December 14, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2012

Grandparents.com, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-21537	93-1211114
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

589 Eighth Avenue, 6th Floor New York, New York	10018
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 646-839-8800

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On December 7, 2012, Grandparents.com, Inc. (the “Company”) conducted an initial closing (the “Initial Closing”) of its private offering (the “Offering”) of a minimum of $250,000 up to a maximum $3,500,000 of units, each consisting of a 12% secured convertible promissory note in the principal amount of $50,000 (collectively, the “Notes”) and a warrant to purchase shares of the Company’s common stock, par value $.01 per share, at an exercise price of $0.50 per share (collectively, the “Warrants”). At the Initial Closing, the Company entered into a Note Purchase Agreement (the “Purchase Agreement”) with certain accredited investors providing for the issuance of an aggregate of $550,000 in principal amount of Notes and Warrants to purchase an aggregate of 550,000 shares of the Company’s common stock.

The 12% Secured Convertible Promissory Notes

The Notes accrue interest at the rate of 12% per annum. Subject to the earlier prepayment or conversion of the Notes, the outstanding principal and interest on the Notes is due and payable at maturity, which will occur on the earlier of June 1, 2013 or the closing of a “Qualified Financing.” As more fully described in the Purchase Agreement, “Qualified Financing” means an offering of the Company’s equity securities which results in gross cash proceeds to the Company of not less than $7,000,000. At the closing of a Qualified Financing, each holder of a Note will have the option of being repaid the outstanding principal and interest due thereon or converting the outstanding principal and interest due thereon into securities offered in the Qualified Financing at a 25% discount to the price at which such securities are being offered. Holders that elect to convert will be entitled to the same registration rights, if any, as investors in the Qualified Financing.

The Notes can be declared due and payable upon an “Event of Default.” As more fully described in the Purchase Agreement, each of the following, among other things, constitutes an “Event of Default” under the Notes: (i) the Company fails to pay principal and interest when due under the Notes; (ii) the Company defaults in the performance or observance of any covenant, obligation or agreement contained in the Notes, the Purchase Agreement or the Security Agreement (as described below), subject to a thirty (30) day cure period; (iii) the material breach of any representation, warranty or certification made by the Company in or pursuant to the Purchase Agreement, subject to a thirty (30) day cure period; (iv) the appointment of a receiver for the Company’s property or the commencement of voluntary or involuntary bankruptcy proceedings against the Company; (v) the liquidation of the Company or suspension of its operations other than in the ordinary course of business; or (vi) a change in control of the Company. In addition, the Purchase Agreement prohibits the Company from incurring indebtedness that is senior to the Notes, permitting any of its subsidiaries to incur indebtedness, or permitting any lien to attach to any of the assets of the Company or any subsidiary, other than certain permitted liens.

As more fully described below, the Notes are secured by a first priority security interest in all assets of the Company. Payment of up to $1,000,000 of the Notes is jointly and severally guaranteed by Steven Leber, Chairman and Co-Chief Executive Officer of the Company, Joseph Bernstein, a member of the Board of Directors of the Company and Co-Chief Executive Officer and Chief Financial Officer of the Company, and Dr. Robert Cohen, a member of the Board of Directors of the Company.

Warrants to Purchase Common Stock

The Warrants are exercisable at an initial exercise price of $0.50 per share and may be exercised on a “cashless basis” as described in the Warrants. The exercise price and number of shares for which the Warrants are exercisable are subject to adjustments for certain customary events. Each Warrant provides that the number of shares for which it is exercisable will be automatically reduced by 50% if such investor’s Note is repaid in full or if such investor does not convert such investor’s Note in connection with a Qualified Financing. Each Warrant expires on the date that is five years following the date the Warrant is issued.

Security Agreement

In connection with the Initial Closing, on December 7, 2012, the Company entered into a Security Agreement (the “Security Agreement”) with John Thomas Financial, Inc., the initial collateral agent on behalf of the holders of the Notes. Under the Security Agreement, the Company granted a first priority security interest in all of the assets of the Company to the holders of the Notes.

Limited Guaranty of Payment

In connection with the Initial Closing, on December 7, 2012, Messrs. Leber and Bernstein and Dr. Cohen (the “Guarantors”) executed a Limited Guaranty of Payment (the “Guaranty”) in favor of the investors party to the Purchase Agreement pursuant to which the Guarantors guaranteed the payment of up to $1,000,000 in aggregate principal amount of the Notes (the “Guaranteed Amount”) in the event the Company fails to make payments under the Notes. The Guaranteed Amount will be reduced by any amounts which the holders of the Notes may realize before or after maturity of the Notes on a pro rata basis in proportion to amounts realized by such holders with respect to amounts due under the Notes. Solely for purposes of illustration, if the aggregate amount outstanding under the Notes is $3,500,000 and the Company repays $1,400,000 of such amount, the Guaranteed Amount will be reduced by $400,000 to $600,000.

Contribution and Indemnification Agreement

In connection with the Initial Closing, on December 7, 2012, the Company and the Guarantors entered into a Contribution and Indemnification Agreement (the “Contribution Agreement”) pursuant to which each of the Guarantors will be entitled to contribution from the other Guarantors if such Guarantor is required to make any payment to the holders of the Notes that is greater than such Guarantor’s “applicable percentage” as defined in the Contribution Agreement. Pursuant to the terms of the Contribution Agreement, the Company agreed to indemnify each of the Guarantors and to hold each of them harmless from and against any and all claims, damages, losses, liabilities and expenses which any of the Guarantors may incur in connection with or arising out of or relating to the Guaranty. The Guarantors will receive warrants to purchase Common Stock in consideration for entering into the Guaranty.

The foregoing descriptions of the terms of the Purchase Agreement, the Notes, the Warrants, the Security Agreement, the Guaranty and the Contribution Agreement do not purport to be complete and are qualified in their entireties by reference to the form of Purchase Agreement, form of Note, form of Warrant, the Security Agreement, the Guaranty and the Contribution Agreement. The Company has filed the form of Note and form of Warrant as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K (this “Report”). The Company will file the form of Purchase Agreement, the Security Agreement, the Guaranty and the Contribution Agreement as exhibits to its Annual Report on Form 10-K for the year ending December 31, 2012.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Report is incorporated herein by reference in response to this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Report is incorporated herein by reference in response to this Item 3.02.

The Notes and Warrants issued at the Initial Closing were offered and sold in a private transaction in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) promulgated under the Securities Act. The Company made this determination based on the representations of each investor party to the Purchase Agreement which included that each such investor (i) is an “accredited investor” within the meaning of Rule 501 of Regulation D, (ii) is acquiring the securities for investment and not with a view to or for distribution, and (iii) had access to adequate information about the Company. In addition, there was no general solicitation or advertising for the securities issued in the Offering.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description
4.1	Form of Note
4.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2012	GRANDPARENTS.COM, INC.

	By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer, Chief Financial Officer and Treasurer